Irwin Capital Holdings
Short Term Incentive Plan

1. Purpose

The purpose of the Irwin Capital Holdings Short Term Incentive Plan is to support the achievement of the Company's business and financial goals in order to increase shareholder value by attracting and retaining a high caliber of employees who are capable of improving the Company's business results. In furtherance of this purpose, the Plan is intended to produce a competitive incentive bonus package that correlates the compensation of such employees with the performance of the Company.

2. Effective Date

The Plan is effective January 1, 2002.

3. Definitions

a) AWARD means a payment made pursuant to the Plan at the end of a Performance Period.

b) BOARD means the Board of Directors of the Company.

c) CHAIRMAN means the Chairman of the Board of Directors of the Company.

d) CODE means the Internal Revenue Code of 1986, as now in effect or as amended.

e) COMMITTEE means the committee appointed by the Board to administer the Plan, which shall consist solely of the Chairman until such time as the Plan is amended in accordance with Section 8(a) hereof.

f) COMPANY means Irwin Capital Holdings.

g) COVERED OFFICER means the chief executive officer of the Company and any other officer of the Company who is, for any taxable year, determined to be among IFC's four "highest compensated officers", as defined under Code Section 162(m)(3).

h) PERFORMANCE PERIOD means the period of time during which performance is measured pursuant to the Plan, generally including the Company's fiscal year or such other time periods as are determined by the Committee.

i) PLAN means the Irwin Capital Holdings Short Term Incentive Plan.

j) IFC means Irwin Financial Corporation, the Company's publicly-held parent company.

k) IFC COMMITTEE means the committee appointed by the board of directors of IFC to administer such short-term incentive plans as may be adopted by such board from time to time or, in the absence of such a committee, the standing compensation committee of IFC's board of directors as constituted from time to time; provided, that any such IFC Committee shall consist of no fewer than two members of the IFC board of directors who qualify as an "outside director" under Code Section 162(m).

4. Eligibility

Participants in the Plan shall be those persons who are both senior officers of the Company and designated by the Committee as eligible participants.

Selection for participation in the Plan does not guarantee being selected for participation in the Plan for any subsequent Performance Period. Selection of an employee for participation in the Plan does not give the participant any right to continue in the employ of the Company. The Company reserves the right, which may be exercised at any time, to terminate a Plan participant's employment or adjust the compensation of a Plan participant with or without cause.

5. Administration

Except for the powers reserved to the Board and to the IFC Committee with respect to the establishment of target Award opportunities, performance levels and performance criteria pursuant to Section 6 and the payment and adjustment of Awards pursuant to Section 7, and subject to such orders or resolutions not inconsistent with the Plan's provisions as may from time to time be issued or adopted by the Board, the Committee shall have full power and authority to construe, interpret and administer the Plan; provided, however, that the Committee in its discretion may from time to time delegate to any officer or officers of the Company any and all authority that it deems necessary or appropriate to carry out the day-to-day administration of the Plan, including without limitation the authority to maintain and administer employee records, payroll records, and recordkeeping associated with voluntary deferral of bonuses . All decisions of the Committee shall be final and binding upon all parties, including participants, employees and the Company.

6. Awards

The Board shall (i) within 90 days of the beginning of a Performance Period for Covered Officers (or such other time as is consistent with the requirements of Section 162(m)) and (ii) at such time as the Board deems appropriate for all other participants (but in no event less frequently than annually), do the following in its sole discretion:

a) establish a target Award opportunity for each Plan participant for the Performance Period, expressed as a percentage of such participant's base salary over the Performance Period; and

b) establish performance goals for an Award that (i) specify a threshold, a target and any other performance levels deemed by the Committee to be necessary or appropriate to establish an accurate and effective pay-for-performance schedule and (ii) base performance on one or more of the following financial indicators of the Company's success: earnings per share, net earnings, operating earnings, customer satisfaction, revenues, net sales, financial return ratios such as return on equity, return on assets, return on capital, and return on investment, ratio of debt to earnings or stockholders' equity, market performance, market share, balance sheet measurements, economic profit, cash flow, stock holder return, margins, productivity improvement, distribution expense, inventory turnover, delivery reliability, cost control or operational efficiency measures, and working capital, any of which may be measured in absolute terms, growth or improvement during a Performance Period or as compared to another company or companies.

Notwithstanding anything in the foregoing to the contrary, in the case of a person who was a Covered Officer as of the close of the immediately preceding fiscal year, the target Award opportunity, performance levels and performance criteria pertaining to such Covered Officer shall also be approved by the IFC Committee within 90 days of the beginning of the Performance Period (or such other time as is consistent with the requirements of Section 162(m). All such target Award opportunities, performance levels and performance criteria pertaining to any Covered Officer shall be objective and shall otherwise meet the requirements of Code Section 162(m).

Upon being established by the Committee (and approved by the IFC Committee, as necessary), the target Award opportunities, performance levels and performance criteria for a given Performance Period shall be set forth in an addendum to the Plan (the "Performance Period Schedule").

7. Payment of Awards; Adjustments

a) At the end of a Performance Period, the amount of the Award payable, if any, shall be determined by the degree to which the Company meets the performance goals set forth in the Performance Period Schedule.

b) For any Awards payable to Covered Officers, the Committee shall certify in writing the extent to which the performance goals were achieved during the Performance Period, and shall submit such written certification to the IFC Committee for its consideration.

c) The Board reserves the right to adjust the Award of any participant (other than a Covered Officer) to reflect individual performance and/or extraordinary circumstances. The Award of any Covered Officer shall be subject to the right of the IFC Committee to adjust such Covered Officer's Award to reflect individual performance and/or extraordinary circumstances.

d) A participant's Award, if any, for each Performance Period shall be paid in cash within sixty (60) days after the close of the Performance Period, provided the participant is in the employ of the Company on the last working day of the Performance Period. For an employee whose employment commences during a Performance Period, a prorated Award will be paid based on the portion of the Performance Period during which he or she was employed by the Company.

e) If a participant transfers to or from IFC or any affiliate of IFC (other than the Company) at any time during the Performance Period, he or she will be entitled to a prorated Award under the Plan based on the portion of the Performance Period during which he or she was employed by the Company. Any prorated Awards earned will be paid at the same time that other participants' Awards are paid and shall be based on performance results for the full Performance Period.

f) An Award is not earned and shall not be paid unless the employee is employed by the Company and on the Company's payroll at the end of the Performance Period. The Committee may make exceptions to this requirement, in its sole discretion, under circumstances including, but not limited to, retirement, death or disability, or local law requirements where the participant is employed.

g) There shall be deducted from all payments in respect of an Award made under the Plan any taxes required to be withheld under applicable federal, state or local law.

h) Any participant may elect to defer all or a portion of his Award by submitting a written request to the Committee on or before January 31 of that Performance Period. The deferral request, which shall be made in a form adopted and approved by the Committee from time to time, must state the amount of Award to be deferred (a dollar amount or a percentage of the Award earned), and the date the deferred Award is to be paid. Regardless of the participant's election, the deferred Award will be paid no later than the first anniversary of his or her termination of employment. Upon a participant's death, any deferred Award will be paid to his or her beneficiary designated under the Company's group life insurance plan unless the Participant has submitted an alternative written beneficiary designation under this Plan. Deferred Awards shall be credited with interest from the first day of January of the fiscal year following the fiscal year in which the Award is earned at the national prime rate as reported in The Wall Street Journal on the date interest is credited.

i) Without limiting the generality of Section 7(h), certain participants identified by the Management Committee of Irwin Ventures LLC may elect to defer a maximum of $25,000 of his or her annual Award and contribute that amount to the Irwin Ventures Co-Investment Fund by submitting a written request to the Committee on or before January 31 of that Performance Period.

8. Miscellaneous

a) AMENDMENT, SUSPENSION OR TERMINATION OF THIS PLAN. The Board may, at any time and from time to time, amend, suspend or terminate the Plan or any part of the Plan as it may deem proper and in the best interest of the Company; provided, that, subject to the right of the Board and the IFC Committee to adjust Awards pursuant to Section 7(c), no such action may cause any participant to be deprived of any Award previously awarded but not yet paid, or be effective in the fiscal year in which such action is taken unless it is taken within the first three months of the fiscal year.

b) The Company shall obtain stockholder approval for any amendment of the Plan as required to ensure the Plan's qualification under Code Section 162(m).

c) NO ASSIGNMENT. No portion of any Award under the Plan may be pledged, assigned or transferred otherwise than by will or the laws of descent and distribution prior to its payment.

d) LIMITATION ON LIABILITIES. In any matter related to the Plan, no director or employee of Irwin Financial Corporation, or any affiliate of Irwin Financial Corporation shall be liable for the action, or the failure to act, on the part of any other such person.

e) LIMITATION ON VESTED INTEREST. Awarding a bonus is within the sole discretion of the Committee. No participant has a vested interest in an award under the Plan prior to the end of the Performance Period for which the Award is granted.

f) SECTION 162(m). It is the interest of the Company that Awards made to Covered Officers under the Plan satisfy the requirements for "performance-based compensation" under Code Section 162(m). Therefore, if a provision of the Plan causes a payment to fail to satisfy these requirements, it shall be deemed amended to satisfy the requirements to the extent permitted by law and subject to Committee approval.

g) EMPLOYMENT RIGHTS. Participation in this Plan shall not be construed to grant any employee the right to be retained in the employ of the Company.

h) GOVERNING LAW. The validity and construction of the Plan and any rules relating to the Plan shall be determined and governed by the laws of the State of Indiana.

The Plan was duly adopted and approved by the Board of Directors of the Company as of March 13, 2002.